Exhibit 12

Statement of Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended June 30,
	2009	2008
	(000’s)	(000’s)
Earnings:
Income (loss) from continuing operations attributable to MDC Partners Inc.	$468	$(1,937)
Additions:
Income tax expense	2,223	4,193
Noncontrolling interest in income of consolidated subsidiaries	1,365	5,167
Fixed charges, as shown below	10,245	10,294
Distributions received from equity-method investees	—	—
	13,833	19,654
Subtractions:
Equity in income of investees	198	221
Noncontrolling interest in earnings of consolidated subsidiaries that have not incurred fixed charges	—	—
	198	221

Earnings as adjusted	$14,103	$17,496
Fixed charges:
Interest on indebtedness, expensed or capitalized	6,823	6,879
Amortization of debt discount and expense and premium on indebtedness, expensed or capitalized	661	688
Interest within rent expense	2,761	2,727
Total fixed charges	$10,245	$10,294
Ratio of earnings to fixed charges	1.38	1.70